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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549





                                  FORM U-9C-3


                                QUARTERLY REPORT


                    FOR THE QUARTER ENDED DECEMBER 31, 1997



  Filed Pursuant to Rule 58 of the Public Utility Holding Company Act of 1935





                             COLUMBIA ENERGY GROUP
                           12355 Sunrise Valley Drive
                                   Suite 300
                             Reston, VA 20191-3458
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                                    CONTENTS

                                                                                   Page
ITEM 1 - Organization Chart                                                          2


ITEM 2 - Issuances and Renewals of Securities and Capital Contributions              2


ITEM 3 - Associated Transactions                                                     2


ITEM 4 - Summary of Aggregate Investment                                             3


ITEM 5 - Other Investments                                                           3


ITEM 6 - Financial Statements and Exhibits                                           4


         Exhibits                                                                    4


SIGNATURE                                                                            4





                                      1
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ITEM 1 - ORGANIZATION CHART

   Name             Energy or                                                   Percentage
of Reporting       gas-related          Date of             State of            of Voting           Nature of
  Company           Company          Organization         Organization       Securities Held         Business
-----------        ---------         ------------         ------------       ---------------        ----------
Alamco, Inc.       Alamco            August 7, 1997          Delaware              100%             Exploration
(Alamco)                                                                                            and Production
                                                                                                    of natural gas
                                                                                                    and oil

On August 7, 1997, Columbia Natural Resources, Inc. acquired Alamco, a gas and oil production company that operates in the Appalachian Basin, for approximately $100 million including the assumption of $24 million of outstanding debt. Under the agreement, holders of Alamco received, on a fully diluted basis, $15.75 per share of common stock.



ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

SECURITIES:
(dollars in thousands)

Company      Type of     Principal    Person to                   Collateral to   Consideration
Issuing      Security    Amount of    Issue or      Cost of       Whom Security    Given with       Received for
Security      Issued      Security     Renewal      Capital        was Issued       Security        Each Security
---------    --------   ------------   -------     ---------   -----------------   -----------      -------------
Confidential treatment requested

CAPITAL CONTRIBUTIONS:
(dollars in thousands)

   Company                        Company                              Amount
 Contributing                    Receiving                               of
   Capital                        Capital                       Capital Contribution
--------------                  ------------                    --------------------
Confidential treatment requesed


ITEM 3 - ASSOCIATED TRANSACTIONS

Part I -- Transactions performed by reporting companies on behalf of associate companies (dollars in thousands)

 Reporting             Associate
  Company               Company          Types of        Direct         Indirect                          Total
 Rendering             Receiving         Services         Costs           Costs            Cost           Amount
  Services              Services         Rendered        Charged         Charged         of Capital       Billed
------------         -------------       --------        -------         -------         -----------    -----------
Confidential treatment requested





                                      2
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Part II -- Transactions performed by associate companies on behalf of reporting companies (dollars in thousand)

Associate              Reporting
Company                 Company           Types of         Direct         Indirect                             Total
Rendering              Receiving          Services          Costs          Costs              Cost             Amount
 Services               Services          Rendered         Charged         Charged         of Capital          Billed
----------            -----------         --------        ---------       ---------        ----------       ------------
Confidential treatment requested


ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
(dollars in thousands)

   Total consolidated capitalization as of December 31, 1997             $3,794,200           Line 1

Total capitalization multiplied by 15%
   (line 1 multiplied by 0.15)                                             $569,130           Line 2

   Greater of $50 million or line 2                                        $569,130           Line 3

Total current aggregate investment:
   (categorized by major line of energy-related business)
      Energy-related business                                                  *
   Total current aggregate investment                                          *              Line 4

   Difference between the greater of $50 million or 15%
   of capitalization and the total aggregate investment
   of the registered holding company system
   (line 3 less line 4)                                                        *              Line 5
   Investments in gas-related companies                                        *

*Confidential treatment requested


ITEM 5 - OTHER INVESTMENTS

   Major Line                     Other                      Other
of Energy-Related           Investment in last         Investment in this         Reason for difference in
    Business                  U-9C-3 Report              U-9C-3 Report               Other Investment
---------------------       -----------------          ------------------         ------------------------
Confidential treatment requested





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ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

List all financial statements and exhibits filed as a part of this report.

Financial Statements: SEE 1997 FORM U-5S FOR COLUMBIA ENERGY GROUP

Exhibits:
   1. Copies of contracts required to be provided by Item 3 shall be filed as exhibits.

        NOT APPLICABLE

   2. Certificate stating that a copy of the reports for the previous quarter has been filed with interested state commissions shall be filed as an exhibit. The certificate shall provide the names and addresses of the state commissions.

        NOT APPLICABLE.





                                   SIGNATURE



        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.





                                         Columbia Energy Group
                                 -----------------------------------
                                              (Registrant)





 Date:    March 31, 1998        By:   /s/ M. W. O'Donnell
                                   ---------------------------------
                                        M. W. O'Donnell
                                     Senior Vice President &
                                     Chief Financial Officer





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